EXHIBIT 99.1

Equinox Gold Files Technical Reports for Fazenda and RDM Mines

VANCOUVER, BC, Oct. 22, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") announces that the Company has filed National Instrument 43-101 technical reports regarding the mineral reserve and mineral resource estimates for its Fazenda and RDM gold mines in Brazil, the results of which were announced on September 8, 2021.

Both technical reports are available for download on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/EDGAR and on the Company's website at www.equinoxgold.com.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-files-technical-reports-for-fazenda-and-rdm-mines-301406974.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2021/22/c5495.html

%CIK: 0001756607

For further information: Equinox Gold Contacts, Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 18:53e 22-OCT-21